SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

In the Matter of
                                                              CERTIFICATE
AMEREN CORPORATION
                                                                  OF
File No. 70-9133
                                                             NOTIFICATION
(Public Utility Holding Company
Act of 1935)

--------------------------------------------------------------------------------


         This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998. This Certificate is filed with respect to transactions consummated during the quarter ended September 30, 2001.

1)      Ameren common stock - New Issue:  None
         (Other than pursuant to the plans referred to below under 2))

2) Ameren common stock - dividend reinvestment plan and employee benefit plans: Ameren purchased 617,492 shares under its dividend reinvestment plan, 0 shares under its Long Term Incentive Plan and 169,686 shares under its employee benefit plans.


3)      Guarantees issued
        No performance guarantees.
        No financial guarantees were issued during the 3rd quarter of 2001.


4)      Short-term debt issued by Ameren during the 3rd quarter of 2001:

        A. Commercial paper issued through J. P. Morgan Securities and/or Banc of America Securities during the quarter, ranging from $345.0 million to $455.2 million, at an average interest rate of 3.7%.

        B. Bank loans from Banca Nazionale del Lavoro and Northern Trust:

             BNL - $20 million from 7/9/01 through 7/15/01 at a rate of 4.08% BNL - $20 million from 7/16/01 through 7/22/01 at a rate of 4.10% Northern Trust - $10 million from 7/9/01 through 7/15/01 at a rate of 4.15%
             Northern Trust - $10 million from 7/16/01 through 7/22/01 at a rate of 4.35%
             Northern Trust - $10 million from 9/12/01 at a rate of 4.00%

        Maximum indebtedness at any one time: $485.2 million from 7/20/01 through 7/22/01.



5) Financings consummated by any Utility Subsidiary not exempt under Rule 52:

        Union Electric Company:
        Commercial paper issued through Bank One Capital Markets, Goldman Sachs, and/or A. G. Edwards & Sons, ranging from a low of $0 to a high of $178 million, at an average interest rate of 3.8%.

6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52:
        None.


7)      Forms U-6B-2 filed with the Commission:
        Quarterly report filed on November 27, 2001 by Ameren Corporation and various subsidiaries.


8)       Balance Sheets:
         The consolidated and stand-alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.


9)       Registration Statements:
         None.


                                           SIGNATURE

                    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                 Ameren Corporation



                                             By    /s/ Steven R. Sullivan
                                               --------------------------------
                                                       Steven R. Sullivan
                                                Vice President, General Counsel
                                                        and Secretary

November 27, 2001

                                                                                                                    Exhibit A
                                                                                                                   Page 1 of 3

                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)

                                                                                 September 30,           December 31,
ASSETS                                                                               2001                   2000
------                                                                          --------------          -------------
Property and plant, at original cost:
   Electric                                                                     $13,316,855             $12,684,366
   Gas                                                                              527,071                 509,746
   Other                                                                            104,495                  97,214
                                                                                -----------             -----------
                                                                                 13,948,421              13,291,326
   Less accumulated depreciation and amortization                                 6,454,929               6,204,367
                                                                                -----------             -----------
                                                                                  7,493,492               7,086,959
Construction work in progress:
   Nuclear fuel in process                                                           87,171                 117,789
   Other                                                                            644,734                 500,924
                                                                                -----------             -----------
         Total property and plant, net                                            8,225,397               7,705,672
                                                                                -----------             -----------
Investments and other assets:
   Investments                                                                       40,187                  40,235
   Nuclear decommissioning trust fund                                               174,478                 190,625
   Other                                                                             99,367                  97,630
                                                                                -----------             -----------
         Total investments and other assets                                         314,032                 328,490
                                                                                -----------             -----------
Current assets:
   Cash and cash equivalents                                                        112,112                 125,968
   Accounts receivable - trade (less allowance for doubtful
         accounts of $8,786 and $8,028, respectively)                               514,105                 474,425
   Other accounts and notes receivable                                               45,081                  56,529
   Materials and supplies, at average cost -
      Fossil fuel                                                                   155,955                 107,572
      Other                                                                         120,676                 119,478
   Other current assets                                                              35,152                  37,210
                                                                                -----------             -----------
         Total current assets                                                       983,081                 921,182
                                                                                -----------             -----------
Regulatory assets:
   Deferred income taxes                                                            602,414                 600,100
   Other                                                                            153,012                 158,986
                                                                                -----------             -----------
         Total regulatory assets                                                    755,426                 759,086
                                                                                -----------             -----------
Total Assets                                                                    $10,277,936             $ 9,714,430
                                                                                ===========             ===========

CAPITAL AND LIABILITIES
-----------------------
Capitalization:
   Common stock, $.01 par value, 400,000,000 shares authorized -
     137,539,177 shares outstanding                                             $     1,375             $     1,372
   Other paid-in capital, principally premium on
     common stock                                                                 1,593,098               1,581,339
   Retained earnings                                                              1,772,113               1,613,960
   Accumulated other comprehensive income                                            (4,755)                    -
   Other                                                                             (5,117)                    -
                                                                                ------------            -----------
      Total common stockholders' equity                                           3,356,714               3,196,671
   Preferred stock not subject to mandatory redemption                              235,197                 235,197
   Long-term debt                                                                 2,811,148               2,745,068
                                                                                -----------             -----------
         Total capitalization                                                     6,403,059               6,176,936
                                                                                -----------             -----------
Minority interest in consolidated subsidiaries                                        3,534                   3,940
Current liabilities:
   Current maturity of long-term debt                                                47,444                  44,444
   Short-term debt                                                                  459,091                 203,260
   Accounts and wages payable                                                       287,060                 462,924
   Accumulated deferred income taxes                                                 46,139                  49,829
   Taxes accrued                                                                    390,464                 124,706
   Other                                                                            256,331                 300,798
                                                                                -----------             -----------
         Total current liabilities                                                1,486,529               1,185,961
                                                                                -----------             -----------
Accumulated deferred income taxes                                                 1,562,689               1,540,536
Accumulated deferred investment tax credits                                         160,101                 164,120
Regulatory liability                                                                175,573                 183,541
Other deferred credits and liabilities                                              486,451                 459,396
                                                                                -----------             -----------
Total Capital and Liabilities                                                   $10,277,936             $ 9,714,430
                                                                                ===========             ===========


                                                                                                                   Exhibit A
                                                                                                                  Page 2 of 3

                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)



                                                                                 September 30,           December 31,
ASSETS                                                                               2001                   2000
------                                                                          --------------          -------------
Property and plant, at original cost:
   Electric                                                                     $ 9,672,334             $ 9,449,275
   Gas                                                                              250,034                 236,139
   Other                                                                             37,169                  37,140
                                                                                -----------             -----------
                                                                                  9,959,537               9,722,554
   Less accumulated depreciation and amortization                                 4,747,725               4,571,292
                                                                                -----------             -----------
                                                                                  5,211,812               5,151,262
Construction work in progress:
   Nuclear fuel in process                                                           87,171                 117,789
   Other                                                                            292,651                 111,527
                                                                                -----------             -----------
         Total property and plant, net                                            5,591,634               5,380,578
                                                                                -----------             -----------
Investments and other assets:
   Nuclear decommissioning trust fund                                               174,478                 190,625
   Other                                                                             71,948                  65,811
                                                                                -----------              ----------
         Total investments and other assets                                         246,426                 256,436
                                                                                -----------              ----------
Current assets:
   Cash and cash equivalents                                                         58,336                  19,960
   Accounts receivable - trade (less allowance for doubtful
         accounts of $7,315 and $6,251, respectively)                               342,195                 277,947
   Other accounts and notes receivable                                               45,141                  28,216
   Intercompany notes receivable                                                     90,860                 255,570
   Materials and supplies, at average cost -
      Fossil fuel                                                                    76,016                  52,155
      Other                                                                          85,167                  82,161
   Other                                                                             15,266                  16,757
                                                                                -----------              ----------
         Total current assets                                                       712,981                 732,766
                                                                                -----------              ----------
Regulatory assets:
   Deferred income taxes                                                            602,353                 599,973
   Other                                                                            137,190                 146,373
                                                                                -----------              ----------
         Total regulatory assets                                                    739,543                 746,346
                                                                                -----------              ----------
Total Assets                                                                    $ 7,290,584             $ 7,116,126
                                                                                ===========             ============

CAPITAL AND LIABILITIES
-----------------------
Capitalization:
   Common stock, $5 par value, 150,000,000 shares authorized -
     102,123,834 shares outstanding                                             $   510,619             $  510,619
   Other paid-in capital, principally premium on
     common stock                                                                   701,896                701,896
   Retained earnings                                                              1,392,277              1,358,137
   Accumulated other comprehensive income                                            (1,428)                  -
                                                                                -----------            -----------
         Total common stockholder's equity                                        2,603,364              2,570,652
   Preferred stock not subject to mandatory redemption                              155,197                155,197
   Long-term debt                                                                 1,710,526              1,760,439
                                                                                -----------            -----------
         Total capitalization                                                     4,469,087              4,486,288
                                                                                -----------            -----------
Current liabilities:
   Accounts and wages payable                                                       281,043                293,511
   Accumulated deferred income taxes                                                 27,751                 30,325
   Taxes accrued                                                                    312,044                 86,125
   Other                                                                            146,518                196,127
                                                                                -----------            -----------
         Total current liabilities                                                  767,356                606,088
                                                                                -----------            -----------
Accumulated deferred income taxes                                                 1,342,214              1,315,109
Accumulated deferred investment tax credits                                         130,731                132,922
Regulatory liability                                                                140,232                148,643
Other deferred credits and liabilities                                              440,964                427,076
                                                                                -----------            -----------
Total Capital and Liabilities                                                   $ 7,290,584            $ 7,116,126
                                                                                ===========            ===========



                                                                                                                Exhibit A
                                                                                                               Page 3 of 3


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)


                                                                                 September 30,           December 31,
ASSETS                                                                               2001                   2000
------                                                                          --------------          -------------
Property and plant, at original cost:
   Electric                                                                     $ 1,208,590            $ 1,195,418
   Gas                                                                              281,933                273,573
                                                                                -----------            -----------
                                                                                  1,490,523              1,468,991
   Less accumulated depreciation and amortization                                   683,632                654,897
                                                                                -----------            -----------
                                                                                    806,891                814,094
Construction work in progress                                                        10,759                  6,558
                                                                                -----------            -----------
         Total property and plant, net                                              817,650                820,652
                                                                                -----------            -----------
Investments and other assets:
   Intercompany notes receivable                                                    468,981                511,701
   Intercompany tax receivable                                                      184,004                194,975
   Other assets                                                                      17,996                 17,085
                                                                                -----------            -----------
         Total investments and other assets                                         670,981                723,761
                                                                                -----------            -----------
Current assets:
   Cash and cash equivalents                                                         25,393                 29,801
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,470 and $1,777, respectively)                               133,509                160,996
   Other accounts and notes receivable                                               41,166                 25,035
   Intercompany notes receivable                                                     42,720                 39,925
   Intercompany tax receivable                                                       14,927                 15,809
   Materials and supplies, at average cost -
      Fossil fuel                                                                    36,049                 22,560
      Other                                                                          10,256                  9,821
   Other                                                                              5,707                  6,240
                                                                                -----------            -----------
         Total current assets                                                       309,727                310,187
                                                                                -----------            -----------
   Regulatory assets                                                                 15,328                 12,541
                                                                                -----------            -----------
Total Assets                                                                    $ 1,813,686            $ 1,867,141
                                                                                ===========            ===========

CAPITAL AND LIABILITIES
-----------------------
Capitalization:
   Common stock, no par value, 45,000,000 shares authorized -
     25,452,373 shares outstanding                                              $   120,033            $   120,033
   Retained earnings                                                                445,453                435,211
                                                                                -----------             ----------
         Total common stockholder's equity                                          565,486                555,244
   Preferred stock not subject to mandatory redemption                               80,000                 80,000
   Long-term debt                                                                   579,015                463,174
                                                                                -----------             ----------
        Total capitalization                                                      1,224,501              1,098,418
                                                                                -----------             ----------
Current liabilities:
   Current maturity of long-term debt                                                33,000                 30,000
   Intercompany notes payable                                                        29,255                223,320
   Accounts and wages payable                                                       106,973                106,739
   Accumulated deferred income taxes                                                 19,657                 19,639
   Taxes accrued                                                                     36,164                 13,899
   Other                                                                             35,886                 33,448
                                                                                -----------             ----------
         Total current liabilities                                                  260,935                427,045
                                                                                -----------             ----------
Accumulated deferred income taxes                                                   258,452                273,505
Accumulated deferred investment tax credits                                          12,170                 12,965
Regulatory liability                                                                 35,341                 34,898
Other deferred credits and liabilities                                               22,287                 20,310
                                                                                -----------             ----------
Total Capital and Liabilities                                                   $ 1,813,686            $ 1,867,141
                                                                                ===========            ===========
